Sealy Corporation

Sealy Drive One Officer Parkway

Trinity, North Carolina 27370

VIA EDGAR

January 4, 2013

Re:	Sealy Corporation
Form 10-Q for the Quarterly Period Ended August 26, 2012
Filed September 28, 2012
File No. 001-08738

Ms. Pamela A. Long

Mr. Craig E. Slivka

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Ladies and Gentlemen:

Reference is made to the comment letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated November 26, 2012 relating to the Form 10-Q for the Quarterly Period Ended August 26, 2012 filed by Sealy Corporation (the “Company”) on September 28, 2012 (the “filing”). On behalf of the Company, this will acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Sealy Corporation

By:	/s/ Michael Q. Murray
	Name:	Michael Q. Murray, Esq.
	Title:	Senior Vice President and General Counsel